UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________
SCHEDULE 13D/A
(Amendment No. 12)
Under the Securities Exchange Act of 1934
 ___________________________

 MPLX LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
55336V100
(CUSIP Number)
Molly R. Benson
Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840
(419) 422-2121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 30, 2019
(Date of Event Which Requires Filing of this Statement)
 ___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Marathon Petroleum Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 665,997,540
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 665,997,540
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,997,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63%(1)
14	TYPE OF REPORTING PERSON HC; CO

1.
Based upon 1,057,188,255 common units representing limited partner interests of the Issuer ("MPLX Common Units") issued and outstanding as of July 30, 2019, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS MPC Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 504,701,934
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 504,701,934
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,701,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7%(1)
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,057,188,255 MPLX Common Units issued and outstanding as of July 30, 2019, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS MPLX Logistics Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,722,985
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,722,985
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,722,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8%(1)
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,057,188,255 MPLX Common Units issued and outstanding as of July 30, 2019, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS MPLX GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 383,527,195
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 383,527,195
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,527,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%(1)
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,057,188,255 MPLX Common Units issued and outstanding as of July 30, 2019, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Andeavor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 161,295,606
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 161,295,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,295,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,057,188,255 MPLX Common Units issued and outstanding as of July 30, 2019, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Western Refining, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 161,295,606
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 161,295,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,295,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%[1]
14	TYPE OF REPORTING PERSON CO

1.	Based upon 1,057,188,255 MPLX Common Units issued and outstanding as of July 30, 2019, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Giant Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 161,295,606
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 161,295,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,295,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%[1]
14	TYPE OF REPORTING PERSON CO

1.	Based upon 1,057,188,255 MPLX Common Units issued and outstanding as of July 30, 2019, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Western Refining Southwest, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 161,295,606
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 161,295,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,295,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%[1]
14	TYPE OF REPORTING PERSON CO

1.	Based upon 1,057,188,255 MPLX Common Units issued and outstanding as of July 30, 2019, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Tesoro Refining & Marketing Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 91,531,747
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 91,531,747
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,531,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,057,188,255 MPLX Common Units issued and outstanding as of July 30, 2019, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Tesoro Alaska Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 91,531,747
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 91,531,747
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,531,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,057,188,255 MPLX Common Units issued and outstanding as of July 30, 2019, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No.: 55336V100

1	NAMES OF REPORTING PERSONS Tesoro Logistics GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 91,531,747
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 91,531,747
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,531,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%[1]
14	TYPE OF REPORTING PERSON OO

1.	Based upon 1,057,188,255 MPLX Common Units issued and outstanding as of July 30, 2019, with such figure provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 12 amends and supplements the statement on Schedule 13D filed by Marathon Petroleum Corporation (“MPC”) and certain of its subsidiaries concerning the common units representing limited partner interests (“MPLX Common Units”) in MPLX LP (the “Issuer” or “MPLX”) filed on December 3, 2014, as amended on December 12, 2014, August 19, 2015, December 7, 2015, April 4, 2016, March 6, 2017, September 1, 2017, December 18, 2017, February 5, 2018, October 1, 2018, November 5, 2018 and May 9, 2019 (the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein. Any terms capitalized but not defined herein shall have the same meaning as defined in the Schedule 13D.

Item 1.	Security and Issuer
No changes to this Item.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The reporting persons are:

(i)
MPC, which wholly owns MPC Investment LLC (“MPC Investment”) and Andeavor LLC (“Andeavor”). The name of each director and executive officer of MPC, and each individual’s principal occupation, is set forth on Schedule I to this Schedule 13D;

(ii)	MPC Investment, a Delaware limited liability company that is wholly owned by MPC;

(iii)	MPLX Logistics Holdings LLC ("MPLX Logistics"), a Delaware limited liability company that is wholly owned by MPC Investment;

(iv)	MPLX GP LLC (“MPLX GP”), a Delaware limited liability company that is wholly owned by MPC Investment;

(v)	Andeavor, a Delaware limited liability company that is wholly owned by MPC;

(vi)	Western Refining, Inc. (“Western Refining”), a Delaware corporation that is wholly owned by Andeavor;

(vii)	Giant Industries, Inc. (“Giant”), a Delaware corporation that is wholly owned by Western Refining;

(viii)	Western Refining Southwest, Inc. (“WRSW”), an Arizona corporation that is wholly owned by Giant;

(ix)	Tesoro Refining & Marketing Company LLC (“Tesoro Refining”) and Tesoro Alaska Company LLC (“Tesoro Alaska”), Delaware limited liability companies that are wholly owned by WRSW; and

(x)	Tesoro Logistics GP, LLC, a Delaware limited liability company (“TLGP”). Tesoro Refining, Tesoro Alaska and WRSW collectively own 100% of TLGP’s membership interests.

(b)
The business address of MPC, MPC Investment, Andeavor, Western Refining, Giant, WRSW, Tesoro Refining, Tesoro Alaska and each person listed in Schedule I is 539 S. Main Street, Findlay, Ohio 45840. The business address of MPLX Logistics, MPLX GP and TLGP is 200 E. Hardin Street, Findlay, Ohio 45840.

(c)
MPC, MPC Investment, MPLX Logistics, Andeavor, Western Refining and Giant are holding companies, the assets of which consist of direct and indirect ownership interests in, and the business of which is conducted substantially through, their subsidiaries. The principal business of Tesoro Refining and Tesoro Alaska is the refining and marketing of refined petroleum products. The principal business of WRSW is the refining and marketing of refined petroleum products and the operation of retail convenience stores. MPLX GP serves as the general partner of the Issuer. TLGP is the former general partner of Andeavor Logistics LP ("ANDX") and its assets consist primarily of MPLX Common Units.

(d)
Within the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule I, has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)
Within the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Issuer is managed and operated by the board of directors and executive officers of MPLX GP, its general partner. MPC Investment, a direct wholly owned subsidiary of MPC, owns all of the membership interests in MPLX GP and has the right to appoint the entire board of directors of MPLX GP. Accordingly, MPLX GP is an indirect wholly owned subsidiary of MPC.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
The information provided or incorporated by reference in Item 4 below is hereby incorporated by reference into this Item 3:
On July 30, 2019, MPLX MAX LLC, a wholly-owned subsidiary of MPLX, merged with and into ANDX (the “ANDX Merger”) with ANDX surviving the merger as a wholly owned subsidiary of MPLX. In connection with the ANDX Merger, each common unit representing limited partner interests in ANDX (“ANDX Common Units”) was converted into the right to receive MPLX Common Units. Following the ANDX Merger, WRSW is the record holder of 69,763,859 MPLX Common Units, representing approximately 6.6% of outstanding MPLX Common Units, and TLGP is the record holder of 91,531,747 MPLX Common Units, representing approximately 8.7% of outstanding MPLX Common Units. Tesoro Refining, Tesoro Alaska and WRSW together own 100% of TLGP and may be deemed to beneficially own MPLX Common Units held by TLGP. WRSW is a wholly owned subsidiary of Giant, which is a wholly owned subsidiary of Western Refining, which is a wholly owned subsidiary of Andeavor, which is a wholly owned subsidiary of MPC. As a result, MPC, Andeavor, Western Refining and Giant may be deemed to beneficially own MPLX Common Units through their ownership in WRSW.

Item 4.	Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following:
On July 30, 2019, the ANDX Merger was completed. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the ANDX Merger, each outstanding ANDX Common Unit, other than any ANDX Common Unit held by TLGP and WRSW, was converted into the right to receive 1.135 MPLX Common Units such exchange ratio, the “Exchange Ratio”), and each ANDX Common Unit held by TLGP and WRSW was converted into the right to receive 1.0328 MPLX Common Units, in each case, in consideration for each ANDX Common Unit that such holder owned immediately prior to the effective time of the ANDX Merger. Additionally, each 6.875% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Unit, liquidation preference $1,000 per unit, representing a limited partner interest in ANDX (each, an “ANDX Series A Preferred Unit”) issued and outstanding immediately prior to the effective time of the ANDX Merger was converted into the right to receive a new Series B Preferred Unit representing substantially equivalent limited partnership interests in MPLX (the “MPLX Series B Preferred Units”). The MPLX Series B Preferred Units are a new class of units in MPLX that are pari passu with MPLX’s existing Series A Convertible Preferred Units with respect to distribution rights and rights upon liquidation and have substantially equivalent preferences, rights, powers, duties and obligations that the ANDX Series A Preferred Units had immediately prior to the closing of the ANDX Merger.
At the effective time of the ANDX Merger, each phantom unit issued under ANDX’s 2011 Long-Term Incentive Plan, as amended and restated, and the Western Refining Logistics, LP 2013 Long-Term Incentive Plan (the “ANDX Phantom Units”), whether vested or unvested, other than any ANDX Phantom Unit that was held by a non-employee director of ANDX GP (each, an “ANDX Director Phantom Unit”), were automatically converted into a phantom unit denominated in MPLX Common Units (each, a “Converted MPLX Phantom Unit”). The number of ANDX Common Units subject to the ANDX Phantom Units immediately prior to the effective time of the ANDX Merger were converted into a number of MPLX Common Units subject to the Converted MPLX Phantom Units based on the Exchange Ratio (rounded down to the nearest whole number). ANDX Director Phantom Units were generally converted into the right to receive a cash payment equal to the number of ANDX Common Units subject to such ANDX Director Phantom Unit multiplied by the product of the Exchange Ratio and the average of the volume weighted average price per unit of MPLX Common Units on the New York Stock Exchange on each of the ten consecutive trading days ending with the complete trading day immediately prior to the closing of the ANDX Merger.

Additionally, as a result of the ANDX Merger, each ANDX TexNew Mex Unit issued and outstanding immediately prior to the effective time of the ANDX Merger was converted into a right for WRSW, as the holder of all such units, to receive a unit representing a substantially equivalent special limited partner interest in MPLX (the “MPLX TexNew Mex Units”). By virtue of the conversion, all ANDX TexNew Mex Units were cancelled and ceased to exist as of the effective time of the ANDX Merger. The MPLX TexNew Mex Units are a new class of units in MPLX substantially equivalent to the ANDX TexNew Mex Units, including substantially equivalent powers, preferences, rights to distributions and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereon, that the ANDX TexNew Mex Units had immediately prior to the closing of the ANDX Merger. As a result of the ANDX Merger, the ANDX Special Limited Partner Interest outstanding immediately prior to the effective time of the ANDX Merger was converted into a right for WRSW, as the holder of all such interest, to receive a substantially equivalent special limited partner interest in MPLX (the “MPLX Special Limited Partner Interest”). By virtue of the conversion, the ANDX Special Limited Partner Interest was cancelled and ceased to exist as of the effective time of the ANDX Merger.

Item 5.	Interest in Securities of the Issuer
The information previously provided in response to Item 5 is hereby amended and restated as follows.
(a) - (b)    The information provided in Items 7 through 11 of the cover pages is incorporated herein by reference.
(c) Except as described herein or as set forth in Schedule I, none of the Reporting Persons nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Units within the past 60 days.
(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective MPLX Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. None of the Reporting Persons have any knowledge of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the MPLX Common Units held in the name of the Reporting Persons.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following:
The information provided or incorporated by reference in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7.	Materials to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2019

MARATHON PETROLEUM CORPORATION		MPC INVESTMENT LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary	Title:	Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

MPLX LOGISTICS HOLDINGS LLC		MPLX GP LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Assistant Secretary	Title:	Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

ANDEAVOR LLC		TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President and Secretary	Title:	Vice President and Secretary

WESTERN REFINING, INC.		TESORO ALASKA COMPANY LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President and Secretary	Title:	Vice President and Secretary

GIANT INDUSTRIES, INC.		TESORO LOGISTICS GP, LLC

By:	/s/ Molly R. Benson	By:	/s/ Molly R. Benson
Name:	Molly R. Benson	Name:	Molly R. Benson
Title:	Vice President and Secretary	Title:	Vice President, Chief Securities, Governance and Compliance Officer and Corporate Secretary

WESTERN REFINING SOUTHWEST, INC.

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President and Secretary

Schedule I
Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below. The business address for each director and executive officer is c/o Marathon Petroleum Corporation, 539 South Main Street, Findlay, Ohio, United States.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Transactions in Last 60 Days
Directors

Gary R. Heminger	Chairman and Chief Executive Officer Marathon Petroleum Corporation	U.S.	—

Gregory J. Goff	Executive Vice Chairman Marathon Petroleum Corporation	U.S.	340,928.151[1]

Abdulaziz F. Alkhayyal	Retired Senior Vice President, Industrial Relations Saudi Aramco	Saudi Arabia	135.617[2]

Evan Bayh	Senior Advisor, Apollo Global Management	U.S.	135.617[2]

Charles E. Bunch	Retired Chairman of the Board and CEO PPG Industries, Inc.	U.S.	135.617[2]

Steven A. Davis	Former Chairman and Chief Executive Officer Bob Evans Farms, Inc.	U.S.	135.617[2]

Edward G. Galante	Retired Senior Vice President and Member of the Management Committee, ExxonMobil Corporation	U.S.	135.617[2]

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	13,035.6172 3

Kim K.W. Rucker	Retired Executive Vice President, General Counsel and Secretary, Andeavor	U.S.	135.617[2]

J. Michael Stice	Dean, Mewbourne College of Earth & Energy University of Oklahoma	U.S.	988.066[2]

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	U.S.	988.066[2]

Susan Tomasky	Retired President AEP Transmission, American Electric Power	U.S.	135.617[2]

Executive Officers

Gary R. Heminger	Chairman and Chief Executive Officer	U.S.	—

Gregory J. Goff	Executive Vice Chairman	U.S.	340,928.151[1]

Raymond L. Brooks	Executive Vice President, Refining	U.S.	—

Suzanne Gagle	General Counsel	U.S.	—

Timothy T. Griffith	President, Speedway LLC	U.S.	—

Thomas Kaczynski	Vice President, Finance and Treasurer	U.S.	—

Anthony R. Kenney	Executive Vice President, Speedway LLC	U.S.	—

John J. Quaid	Vice President and Controller	U.S.	—

Donald C. Templin	Executive Vice President and Chief Financial Officer	U.S	—

(1)	Conversion of Andeavor Logistics LP common units and phantom units held at the time of ANDX Merger.
(2)	Phantom units granted on July 1, 2019 pursuant to the MPLX LP 2018 Incentive Compensation Plan and credited within a deferred account.
(3)	Open market purchase on June 11, 2019 of 12,900 common units.